SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

 Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Sante Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

COCA-COLA FEMSA ANNOUNCES EARLY TENDER RESULTS FOR ITS

PREVIOUSLY ANNOUNCED TENDER OFFERS

MEXICO CITY, MEXICO – September 9, 2022 – Coca-Cola FEMSA, S.A.B. de C.V. (NYSE:KOF) (“KOF”) today announced the early tender results for its previously announced offers to purchase for cash KOF’s notes of the series set forth in the table below (all such notes, the “Notes” and each such series, a “series” of Notes), for an aggregate purchase price, excluding accrued interest and additional amounts, if any, of up to US$250 million, from each registered holder of the Notes (each a “Holder” and, collectively, the “Holders”). We refer to our offer to purchase each series of Notes as an “Offer” and collectively as the “Offers.” The Offers are being made pursuant to the terms and subject to the conditions set forth in the offer to purchase dated August 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”).

The following table summarizes the early tender results for the Offers as of 5:00 p.m., New York City time, on September 8, 2022 (the “Early Tender Time”):

Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	Amount Tendered as of the Early Tender Time
5.250% Senior Notes due 2043	191241 AF5 / US191241AF58	US$600,000,000	1	110,858,000
2.750% Senior Notes due 2030	191241 AH1 / US191241AH15	US$1,250,000,000	2	366,873,000

The total consideration payable to Holders whose Notes are accepted for purchase by KOF (the “Total Consideration”) will be determined at 11:00 a.m., New York City time, on September 9, 2022, and is expected to be announced by KOF promptly thereafter.

The initial settlement date on which KOF will make the payment for the Notes validly tendered (and not validly withdrawn) in the Offers at or prior to the Early Tender Time and that are accepted for purchase is expected to be September 13, 2022.

Any Notes that have been validly tendered (and not validly withdrawn) on or prior to the Early Tender Time, cannot be withdrawn, except as may be required by applicable law.

The Offers will expire at 11:59 p.m., New York City time, on September 22, 2022.

* * *

KOF has engaged HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC as dealer managers in connection with the Offers (the “Dealer Managers” and each, a “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offers are not being made to Holders in any jurisdiction in which KOF is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on KOF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll-free) or J.P. Morgan Securities LLC at (866) 846-2874 (toll-free). Requests for additional copies of the Offer to Purchase and related documents may be directed to Global Bondholder Services Corporation at (212) 430-3774 or (855) 654-2014 (toll-free).

Neither the Offer to Purchase nor any documents related to the Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2022

COCA-COLA FEMSA, S.A.B. DE C.V.

By: /s/ Constantino Spas Montesinos
Name: Constantino Spas Montesinos
Title: Chief Financial Officer